FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Audited Annual Financial.

2.

CEO & CFO Certifications.

3.

Management Discussion & Analysis.

4.

Shareholders Report

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: May 5, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

May 5, 2005

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

April 18, 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

(signed) Len Danard
(signed) Chris Robbins
Len Danard	Chris Robbins
President and Chief Executive Officer	Vice-President

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Independent Auditors’ Report	Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
To the Shareholders of
Anglo Swiss Resources Inc.

We have audited the consolidated balance sheets of Anglo Swiss Resources Inc. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in Canada.

(signed) PricewaterhouseCoopers LLP Chartered Accountants Vancouver, B.C., Canada April 18, 2005

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in note 3. Our report to the shareholders dated April 18, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP Chartered Accountants Vancouver, B.C., Canada April 18, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Anglo Swiss Resources Inc.
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(expressed in Canadian dollars)
	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents	167,735	22,165
Accounts receivable	4,446	5,220
Prepaid expenses	2,299	675

	174,480	28,060
Reclamation bond (note 4)	18,800	14,800
Property, plant and equipment (note 5)	1,005,164	992,601
Mineral properties (note 6)	2,761,320	2,808,154

	3,959,764	3,843,615

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11(a))	314,693	436,728

Shareholders’ Equity Capital stock (note 7) Authorized 500,000,000 common shares without par value 400,000,000 preferred shares without par value
Issued
50,005,688 (2003 - 44,825,688) common shares	11,545,745	11,224,585
Warrants (note 9)	196,840	-
Options (note 8)	275,847	47,946
Contributed surplus	106,316	106,316
Deficit	(8,479,677)	(7,971,960)

	3,645,071	3,406,887

	3,959,764	3,843,615

Going concern (note 1)

Approved by the Board of Directors

(signed) Len Danard Director (signed) Leroy Wolbaum Director

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Expenses
Interest and sundry revenue recovery	(1,005)	(888)	(90,456)
Administrative	47,333	30,125	44,963
Consulting fees (note 11(b))	60,000	60,000	57,000
Depreciation	8,699	2,356	3,073
Filing fees	30,079	9,632	6,347
General exploration	7,366	6,740	8,294
Interest	237	1,590	1,293
Professional fees	21,688	46,261	23,331
Shareholders’ information	80,972	27,204	13,795
Stock-based compensation (note 8)	147,307	47,946	-
Transfer agent fees	7,286	6,190	6,149
Travel and promotion	17,161	7,386	9,206
Writedown of mineral properties (note 6)	-	25,000	-

Loss for the year	427,123	269,542	82,995

Deficit - Beginning of year
As previously reported	7,971,960	7,702,418	7,619,423
Stock-based compensation (note 3)	80,594	-	-

As restated	8,052,554	7,702,418	7,619,423

Deficit - End of year	8,479,677	7,971,960	7,702,418

Weighted average number of
shares outstanding	48,771,002	44,825,688	44,812,146

Basic and diluted loss per share	0.01	0.01	0.00

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Cash flows from operating activities
Loss for the year	(427,123)	(269,542)	(82,995)
Items not affecting cash
Depreciation	8,699	2,356	3,073
Writedown of mineral properties	-	25,000	-
Stock-based compensation	147,307	47,946	-

Changes in non-cash working capital
Accounts receivable	774	(726)	3,002
Prepaid expenses	(1,624)	(461)	1,806
Accounts payable and accrued liabilities	(122,035)	165,671	35,605

	(394,002)	(29,756)	(39,509)

Cash flows from financing activities
Net proceeds from issuance of private placement	518,000	-	-

Cash flows from investing activities
Reclamation bond	(4,000)	-	-
Mineral property recoveries - net	25,572	41,015	5,032

	21,572	41,015	5,032

Increase (decrease) in cash and
cash equivalents	145,570	11,259	(34,477)

Cash and cash equivalents -
Beginning of year	22,165	10,906	45,383

Cash and cash equivalents - End of year	167,735	22,165	10,906

The accompanying notes are an integral part of these consolidated financial statements.

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
1	Going concern

At December 31, 2004, the company has a working capital deficiency of $140,213. The company has experienced losses in the current and prior periods and there is an accumulated deficit of $8,479,677. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

The company is in the process of exploring its gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between these principles and those that would be applied under United States generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 13.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Anglo Swiss International Holdings Inc. (a Cayman Island company) and Compania Minera Canadamin S.A. (an Ecuadorian company), for the year ended December 31, 2001. The subsidiary companies were dissolved in 2002.

(1)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, affect the rate at which depreciation and amortization are charged to earnings and affect estimates for mine closure and reclamation costs. Other significant estimates made by the company include factors affecting valuations of stock-based compensation, warrants and options. The company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates and these differences could be material.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives of 3 to 10 years using the declining balance method, net of estimated salvage values.

These assets will be written down to the fair value if the carrying value exceeds the estimated net recoverable amount.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or becomes impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated fair value based on discounted estimated future net cash flows.

The company regularly reviews the carrying values of its resource properties to consider whether there are any conditions that may indicate impairment. Where estimates of future cash flows are not available and where exploration results or other information suggest an impairment has occurred, management assesses whether the carrying value can be recovered.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(2)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars) Asset retirement obligations

Effective January 1, 2004, the company retroactively adopted the new standard of accounting for asset retirement obligations, Canadian Institute of Chartered Accountants (CICA) Section 3110. The new standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made with a corresponding increase in the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year (48,771,002; 2003 - 44,825,688). The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

The company has a stock option plan which is described in note 8. Effective January 1, 2004, the company adopted the new provisions of CICA Handbook Section 3870 on “Stock-based Compensation and Other Stock-based Payments”, which now require companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the company is required to expense stock options issued to employees and directors. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(3)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
3	Change in accounting policy

The company has a stock option plan which is described in note 8. Effective January 1, 2004, the company adopted the new provisions of CICA Handbook Section 3870 on “Stock-based Compensation and Other Stock-based Payments”, which now require companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the company is required to expense stock options issued to employees and directors. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The company has applied the new provisions retroactively without restatement by a charge to the deficit and a corresponding increase to options in the amount of $80,594 on January 1, 2004 with respect to employee stock options granted in 2002 (note 8). No employee or director stock options were granted in 2003.

4	Reclamation bond

The company has on deposit reclamation bonds of $14,800 with the Bank of Montreal and $4,000 with Vancity Credit Union to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties, respectively. These investments earn interest at the market rate.

(4)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

5	Property, plant and equipment

				2004

			Accumulated
		Cost	depreciation	Net
		$	$	$
	Mine plant and equipment	1,090,003	105,559	984,444
	Office equipment	29,005	24,062	4,943
	Motor vehicles	19,564	3,787	15,777

		1,138,572	133,408	1,005,164

				2003

			Accumulated
		Cost	depreciation	Net
		$	$	$
	Mine plant and equipment	1,090,003	105,559	984,444
	Office equipment	27,306	23,202	4,104
	Motor vehicles	15,000	10,947	4,053

		1,132,309	139,708	992,601

Mine plant and equipment were not depreciated in 2004, 2003 or 2002 as the equipment was not used.

(5)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

6	Mineral properties

		Acquisition	Exploration
		costs	expenditures	Total
		$	$	$

	Kenville (a)
	Balance - December 31, 2002	1,562,297	-	1,562,297
	Option payment received	(15,000)	-	(15,000)
	Sale of two land parcels	(40,000)	-	(40,000)
	Expenditures	-	3,891	3,891

	Balance - December 31, 2003	1,507,297	3,891	1,511,188
	Acquisition cost recoveries	(91,561)	-	(91,561)

	Balance - December 31, 2004	1,415,736	3,891	1,419,627

	Blu Starr (b)
	Balance - December 31, 2002	812,306	474,566	1,286,872
	Expenditures	-	10,094	10,094

	Balance - December 31, 2003	812,306	484,660	1,296,966
	Expenditures	-	31,901	31,901

	Balance - December 31, 2004	812,306	516,561	1,328,867

	Catamayo River (c)
	Balance - December 31, 2002	25,000	-	25,000
	Writedown	(25,000)	-	(25,000)

	Balance - December 31, 2003	-	-	-

	McAllister (d)
	Balance - December 31, 2003	-	-	-
	Expenditures	-	12,826	12,826

	Balance - December 31, 2004	-	12,826	12,826

	Total mineral properties - December 31, 2003	2,319,603	488,551	2,808,154

	Total mineral properties - December 31, 2004	2,228,042	533,278	2,761,320

(6)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
a)	Kenville, Canada

The Kenville mineral property together with certain plant and equipment (note 5) is located near Nelson, British Columbia and operated as a gold mine from June to December 1992 whereupon operations were terminated due to insufficient working capital and the mine was placed on a care and maintenance basis. During the year ended May 31, 1997, the company wrote down the plant and equipment to the present carrying value. The company is planning to use the plant and equipment for the processing of high grade gold deposits from Kenville.

During 2002, the company entered into an option agreement and received a $15,000 option payment. Management terminated the agreement in December 2002, due to non-performance by the optionee.

On August 29, 2003, the company re-entered into the 2002 option agreement upon the optionor making a payment of $15,000. The joint venture partner may earn a 70% interest to the mineral rights on the property by paying the company $100,000 and incurring $700,000 of expenditures over a three-year exploration period ending August 29, 2006. Under direction by a court order, the option agreement was extended one year to terminate on August 29, 2005 and 2006 unless the optionor pays the company an additional $35,000 on each date.

b)	Blu Starr, Canada

The company owns a number of gemstone mineral claims collectively known as the Blu Starr property, located near Nelson and Slocan, British Columbia. In relation to 174 claims, the prior vendors retained a 1.5% net smelter return on any future non-gemstone production. In relation to another 14 claims, the vendors retained a 3.5% net royalty on gemstone production and a 2% net smelter return on any future metal production.

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (Hampton), entered into in April 2000, which expired in April 2003. Hampton has earned a 10% working interest in this property to date; a further 10% is subject to a joint review of the expenditures.

c)	Catamayo River, Ecuador

During 2001, the company decided not to direct its resources to further exploration on this property. Accordingly, the company wrote down the related deferred costs to $25,000, the estimated net recoverable amount of equipment located at the site. During 2003, the company decided to write off the remaining $25,000 of equipment due to being unsuccessful in selling the equipment.

d)	McAllister, Canada

The company staked a number of mineral claims during 2004 collectively known as the McAllister Group for further gemstone exploration. The company plans to expand the number of claims in 2005.

(7)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
7	Capital stock
		Common
		shares	Amount
			$
	Balance - December 31, 2002	44,825,688	11,224,585

	Balance - December 31, 2003	44,825,688	11,224,585
	Capital stock issued	5,180,000	321,160

	Balance - December 31, 2004	50,005,688	11,545,745

On March, 29, 2004, the company closed a private placement for 5,180,000 units for gross proceeds of $518,000. Each unit comprises one common share and one share purchase warrant (note 8), entitling the holder to purchase an additional common share for $0.15 for a one-year period expiring on March 29, 2005. The company subsequently extended the expiration date of the 5,180,000 warrants to September 29, 2005.

The proceeds have been allocated to each instrument on a pro rata basis using the total fair value to determine the pro rata allocation.

8 Options

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 7,000,000 common shares. Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.

(8)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

During the years ended December 31, 2004, 2003 and 2002, the change in stock options outstanding is as follows:

		2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Options outstanding -
Beginning of year	5,000,000	0.19	5,375,000	0.22	6,000,000	0.28
Granted	3,200,000	0.10	1,125,000	0.10	1,000,000	0.10
Forfeited/cancelled	(575,000)	0.21	-	-	(825,000)	0.23
Expired	(625,000)	0.66	(1,500,000)	0.25	(800,000)	0.50

Options outstanding -
End of year	7,000,000	0.13	5,000,000	0.19	5,375,000	0.22

Option exercisable -
End of year	5,125,000	0.14	4,835,000	0.19	5,375,000	0.22

At December 31, 2004, the following stock options are outstanding and exercisable:

				Remaining
	Options	Options		contractual
Exercise price	outstanding	exercisable	Expiry date	life
$				(years)

0.21	1,675,000	1,675,000	March 21, 2005	0.22
0.10	1,000,000	1,000,000	January 23, 2007	2.07
0.10	1,125,000	1,125,000	February 17, 2008	3.13
0.10	2,200,000	1,075,000	February 12, 2009	4.12
0.10	1,000,000	250,000	September 28, 2009	4.74

	7,000,000	5,125,000

During the year ended December 31, 2004, the company granted 3,200,000 stock options to employees, directors and non-employees and the related compensation cost of $147,307 has been recorded in the statement of loss and deficit. The estimated fair value of options granted that will vest subsequent to December 31, 2004 is $142,000. This amount is expected to be recorded as compensation expense for the year ended December 31,

2005.

(9)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The company granted 1,000,000 stock options to directors in 2002 with a fair value of $80,594; no options were granted to employees or directors in 2003. On January 1, 2004, the company adopted the fair value based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

	2004	2003	2002
	$	$	$
Loss for the year
As reported	427,123	269,542	82,995
Compensation expense	-	-	80,594

Pro forma	427,123	269,542	163,589

Basic and diluted loss per share
As reported	0.01	0.01	0.00
Pro forma	0.01	0.01	0.00

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2004	2003	2002

Expected dividend yield	nil	nil	nil
Average risk-free interest rate	3.54%	4.27%	3.20%
Expected life	3 years	5 years	5 years
Expected volatility	108%	106% to 109%	112%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

(10)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars) 9 Warrants

During the years ended December 31, 2004, 2003, and 2002, the change in warrants outstanding was as follows:

		2004		2003		2002

	Number of	Exercise	Number of	Exercise	Number of	Exercise
	warrants	price	warrants	price	warrants	price
		$		$		$

At January 1	-	-	325,000	0.15	4,000,000	0.20
Granted	5,180,000	0.15	-	-	325,000	0.15
Exercised	-	-	-	-	-	-
Expired	-	-	(325,000)	0.15	(4,000,000)	0.20

At December 31	5,180,000	0.15	-	-	325,000	0.15

During the year ended December 31, 2004, the company issued 5,180,000 warrants in connection with a private placement (note 7). Each unit consists of one common share of the company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until March 29, 2005. The warrant expiry date was extended subsequent to year-end until September 29, 2005. The warrants issued were estimated to have a fair value of $196,840 based upon the Black-Scholes model.

10	Income taxes

	a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2004	2003	2002
Statutory tax rate	35.62%	37.62%	39.62%

	$	$	$
Loss for the year	(427,123)	(269,542)	(82,995)

Provision for income taxes based on
statutory rates	152,141	101,402	32,883
Permanent/temporary differences	(35,356)	-	-
Losses for which an income tax
benefit has not been recognized
and other	(116,785)	(101,402)	(32,883)

	-	-	-

			(11)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
b)	Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the company’s future tax assets as of December 31 are as follows:

	2004	2003
	$	$

Capital and non-capital loss carry-forwards	471,613	639,188
Property, plant and equipment and mineral properties	76,686	70,558

Total future tax assets	548,299	709,746
Valuation allowance for future tax assets	(548,299)	(709,746)

Net future tax assets	-	-

	c)	The company estimates that it has approximately $1.5 million in non-capital losses, expiring between 2005 and 2011, to reduce future taxable income in Canada. The realization of income tax benefits related to these losses is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

11	Related party transactions

	a)	Included in accounts payable and accrued liabilities is $136,824 (2003 - $135,361) due to directors and organizations controlled by directors.

	b)	The company incurred consulting fees of $60,000 (2003 - $60,000; 2002 - $57,000) for management services provided by directors and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12	Financial instruments

At December 31, 2004, the recorded amounts for cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

(12)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

13 Material differences between Canadian and United States generally accepted accounting principles

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The significant measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

	2004	2003	2002
	$	$	$

Consolidated statements of loss
Loss for the year under Canadian GAAP	427,123	269,542	82,995
Mineral property expenditures for the year (a)	(46,834)	(66,015)	2,409,571
Exploration costs written off during the year
that would have been expensed in the year
incurred (a)	-	(25,000)	-

Loss for the year under U.S. GAAP	380,289	178,527	2,492,566

Loss per share under U.S. GAAP	0.01	0.00	0.06

Mineral properties
Balance per Canadian GAAP	2,761,320	2,808,154	2,874,169
Cumulative mineral property expenditures (a)	(2,761,320)	(2,808,154)	(2,874,169)

Balance per U.S. GAAP	-	-	-

Stock options and warrants
Under Canadian GAAP	472,687	47,946	-
Stock-based compensation (b)	(80,594)	-	-

	392,093	47,946	-

Deficit
Under Canadian GAAP	(8,479,677)	(7,971,960)	(7,702,418)
Stock-based compensation (b)	80,594	-	-
Cumulative mineral property expenditures (a)	(2,761,320)	(2,808,154)	(2,874,169)

Deficit - under U.S. GAAP	(11,160,403)	(10,780,114)	(10,576,587)

(13)

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$
Cash flows
Cash flows from operating activities
Per Canadian GAAP	(394,002)	(29,756)	(39,509)
Exploration expenditures (a)	25,572	41,015	5,032

Per U.S. GAAP	(368,430)	11,259	(34,477)

Cash flows from investing activities
Per Canadian GAAP	21,572	41,015	5,032
Exploration expenditures (a)	(25,572)	(41,015)	(5,032)

Per U.S. GAAP	(4,000)	-	-

a)	Mineral property and exploration costs

For U.S. GAAP purposes, the company expenses exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

b)	Accounting for stock-based compensation

Effective January 1, 2004 for Canadian GAAP, the company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Adoption of CICA 3870 was applied retroactively, without restatement, as permitted by the standard. For U.S. GAAP purposes, the company adopted Statement of Financial Accounting Standards (SFAS) 148, “Accounting for Stock-based Compensation Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. For U.S. GAAP, effective January 1, 2004, the company applied the modified prospective method of adoption included in SFAS 148 which recognizes stock-based employee compensation for 2004 as if the fair value based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 14, 1994. Since all stock options granted from that date to January 1, 2004 vested immediately, application of the modified prospective method for U.S. GAAP purposes in 2004 did not have any additional impact on the stock-based compensation charge for 2004 or on total shareholders’ equity under U.S. GAAP.

(14)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
c)	Impact of Recently Issued Accounting Standards

Accounting standards that the company expects to adopt subsequent to December 31, 2004 on a prospective basis when applicable include the following:

Financial instruments - recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale”. Changes in the fair value should be recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the income statement. The result of applying this standard is that income from these investments will be reported in the income statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the company has not already issued interim financial statements that cover part of the year. The company does not foresee any significant effects on implementation.

Whether mineral rights are tangible or intangible assets

Effective for reporting periods beginning after April 29, 2004, the United States Emerging Issues Task Force (EITF) released Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.” The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The company will comply with the issue in the future as required.

Mining assets - impairment in business combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, “Mining Assets: Impairment and Business Combinations.” The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. It should also anticipate fluctuations in market prices when determining these cash flows.

The company will comply with this issue for any future business combination.

(15)

Anglo Swiss Resources Inc. (an exploration stage company) Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)
14	Subsequent events

	a)	McAllister claim group

The company now controls 100% of 31,000 hectares in a single claim group known as the McAllister Group, located 13.5 kilometres southeast of the City of Nelson, British Columbia. The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2003 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where the company discovered its first diatreme.

The company originally staked two adjoining claims in June 2004 (McAllister and Pipe) and then added the K1 - K4 claims in November. Initial work focused on the McAllister claim due to its physical attributes recognized from a helicopter. One specimen was collected and submitted for petrographic analysis.

	b)	Iva Fern option agreement

The company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in southeastern British Columbia and complement the existing holdings.

The option to purchase agreement which received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending February 1, 2010.

	c)	Warrants Extended

The company has extended the expiration date of 5,180,000 warrants to September 29, 2005. The warrants were part of a private placement that closed on March 29, 2004. Each share purchase warrant now entitles the holder to purchase an additional common share for $0.15 until September 29, 2005.

(16)

FORM 52-109FTS

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Len Danard, Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the year ended December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the annual filings.

Dated: April 30, 2005.

“Len Danard”

_____________________

Signature

Chief Executive Officer

_____________________

Title

Anglo Swiss Resources Inc.

FORM 52-109FTS

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Chris Robbins, Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim  Filings) of Anglo Swiss Resources Inc., (the issuer) for the annual period ended December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the annual filings.

Dated: April 30, 2005.

“Chris Robbins”

_____________________

Signature

Chief Financial Officer

 ____________________

Title

Anglo Swiss Resources Inc.

 FORM 51-102F1

ANGLO SWISS RESOURCES INC.

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

DATED April 30, 2005

Forward-Looking Information

This annual management discussion and analysis (“Annual MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Annual MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements are expressed or implied by such forward-looking statements.  Important factors are identified in this Annual MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company.  The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 quoted on the Berlin Exchange in Germany.

Anglo Swiss’ current exploration focus is in south-eastern British Columbia as it controls three properties located in the Nelson and Slocan districts; the Kenville Mine property, looking for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones plus a 2000 meter flake graphite discovery); and the recent addition of the 31,000 hectare McAllister property staked for diamond potential.

The Company successfully closed a private placement of shares to raise $518,000 during the year.  This financing enabled the Company to continue to meet its ongoing working capital commitments for the balance of the fiscal year and into 2005.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

During the fiscal year ended December 31, 2004, Anglo Swiss received the first anniversary payment of $35,000 ($65,000 paid to-date) as defined in the Option Joint Venture Agreement (“OJVA”) in place on the Kenville property.  The Agreement requires another payment of $35,000 by August 29, 2005 and $700,000 in exploration on the property by August 29, 2006.  The OJVA allows at any time during the term for the optionees to elect and form a Joint Venture to put the property back into production by expending the total $800,000.

A 2 kilometer logging road was completed during 2004 at the Kenville property under a Ministry of Energy and Mines work permit and a license to cut from the Ministry of Forestry.  The logging was undertaken to build roads in preparation for trenching and a drill program on a relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be built, all exploration is the responsibility of the optionees, as per the terms and conditions of the OJVA.

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (“Hampton”), entered into in April of 2000, which expired in April of 2003. Hampton has earned a 10% working interest in the staked mineral claims on property to-date; a further 10% is subject to a joint review of the expenditures.  Sufficient work has been undertaken on the staked mineral claims and banked forward to provide the Company control of these 188 mineral claims through 2007.

Anglo Swiss filed a Notice of Work with the ministry to perform drilling and trenching of the alluvial placer claims held within 13 placer claims overlain on the Blu Starr mineral staked claims in the Slocan Valley. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of the McAllister property.

The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.  The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.  A work program for the 2005 season is currently being developed by the Company’s geologist.

The Company as earlier stated has performed preparation for exploration activities on both its Kenville and Blu Starr properties during 2004.  The Kenville property is carried at $1,419,627 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $1,005,164 for a total of $2,424,791.  The Blu Starr and of course the McAllister properties are at more of a grass roots exploration stage and are carried at $1,328,869 and $12,826 respectively.

The Company had no significant activities on its mineral exploration properties in Ecuador from 1996 through 2001 but due to the continued poor performance in the mining sector during that period, decided not to direct its resources to further exploration of these properties. Accordingly, the Company wrote down the related deferred costs associated to these properties in 2001 of $467,390, down to $25,000; the then estimated net recoverable amount of equipment located at the site.  During 2003, the Company decided to write off the remaining $25,000 of equipment due to being unsuccessful in its attempts to sell the equipment.

Cash resources at 2004 year-end were slightly improved at $167,735 compared to $22,625 for the year-ended 2003.  The private placement completed in the first quarter of 2004 of $518,000 has provided the capital required for the Company to meet its current obligation through year-end 2004.

Selected Annual Information

The following table summarizes selected financial data for Anglo Swiss for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	2004	2003	2002
General & administrative expenses	279,816	$ 196,596	173,451
Write off of exploration costs on outside properties and properties abandoned	NIL	$ 25,000	NIL
Warrants Expensed	196,840	NIL	NIL
Stock Based Compensation Expensed for Non-Employees (Re-Stated)	227,901	$47,946	NIL
Net Income (loss) from continuing operations: - In total - Basic and diluted loss per share	($427,123) (0.01)	($ 269,542) (0.00)	($ 82,995) (0.00)
Total Assets	$3,959,764	$ 3,843,615	$ 3,899,540
Total long term liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

The Company’s loss from over the past three years results from minor interest expense (or income), general and administration expenses, stock based compensation expensed for non-employees and write offs of the deferred exploration costs attributed to the properties in Ecuador, as previously discussed.  On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors.

Anglo Swiss’s general and administrative expenses have been fairly consistent over the past years, although in 2004, $279,816 was incurred; an increase of $83,220 compared to $196,597 for the year ended 2003.  Shareholder’s information expense was $53,768 higher in 2004 ($80,972) than the $27,204 expensed in 2003.  The Company was more active in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies.  The Company among other things redesigned its website, contracted with Stockgroup for six months of promotion, advertised in industry print media and aggressively contacted existing shareholders and new contacts.

Travel and promotion activities also increased in 2004 to $17,161 with the new activity  compared to $7,386 for 2003 plus filing fees related to the financing, option grants and permitting of work programs resulted in an increase to $30,079 – 2004, from $9,632 for the year ended December 31, 2003.  Professional fees for the 2004 year were lower at $21,688 than 2003 fees of $46,261, as the Company had litigation in 2003 over the OJVA at the Kenville property which was resolved in 2003.

During the year ended 2004 the Company received $91,561 consisting of $56,561 from the logging activities at the Kenville Mine property and $35,000 from the OJVA anniversary payment.  The logging was completed within the same year.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at 2004 year-end of $167,735 were higher than the 2003 year end cash position of $22,165 due to the private placement completed on March 29, 2004 of $518,000. The balance of its resource properties and the plant and equipment at the Kenville Mine property, is $ 3,766,484 at year-end 2004.

Results of operations

The year ended 2004 was quite active for the Company as it successfully raised $518,000 in a non-brokered private placement, acquired a new diamond exploration property and added strength and knowledge to the board of directors by the addition of Glen Macdonald, PGeo.

The Company shares also began being quoted on the Berlin Exchange, quoted in Euro$ under the symbol “AMO”, in February of 2004.  The addition of a European listing, in conjunction with the TSX Venture Exchange (ASW) and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in the efforts in creating greater worldwide exposure for the Company and its Gold and Gemstone properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world.

Kenville property - The 2 kilometres of logging road was completed during 2004 at the Kenville property.  The logging was undertaken to build a road system in preparation for trenching and a drill program on a relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be built; all exploration at the Kenville property is the responsibility of the optionees, as per the terms and conditions of the OJVA until August 29, 2006.

Blu Starr property - Sufficient work was undertaken in 2000 through 2002 on the staked mineral claims and has been banked forward to provide the Company control of these 188 mineral claims through 2007 up to 2011.

Anglo Swiss filed a Notice of Work in 2004 and received a permit to perform drilling and trenching of the alluvial terraces held within 13 placer claims overlain on the Blu Starr mineral staked claims. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of the McAllister property.

McAllister property - The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.  The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.  A work program for the 2005 season is currently being developed by the Company’s geologist.

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company’s operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the fiscal year ended December 31, 2004, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

Summary of Quarterly Results (Audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (Loss)	Basic earnings (Loss) per Share from Continued operation and Net Income (Loss)	Fully Diluted Loss per Share from Continued operation and Net Income (Loss)
4th. Quarter 2004	NIL	($177,742)	(0.003)	(0.00)
3rd. Quarter 2004	NIL	($111,839)	(0.00)	(0.00)
2nd. Quarter 2004	NIL	($77,743)	(0.00)	(0.00)
1st. Quarter 2004	NIL	($59,799)	(0.00)	(0.00)
4th. Quarter 2003	NIL	($156,745)	(0.00)	(0.00)
3rd. Quarter 2003	NIL	($43,504)	(0.00)	(0.00)
2nd. Quarter 2003	NIL	($39,457)	(0.00)	(0.00)
1st. Quarter 2003	NIL	($29,836)	(0.00)	(0.00)

Fourth Quarter

During the Q4 of 2004, Anglo Swiss sustained a loss of $177,742 which included an increase of $110,740 for the related compensation of 3,200,000 options granted for the year expensed at $147,307 at year end.  The quarter also included an increase in investor relations/shareholder information of $27,093 as the company was acquiring the McAllister property and promoting the addition of the diamond exploration to the investment community.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2004, the Company was engaged in continued exploration of its gold property and simultaneously a precious/semi-precious gemstone property, both located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $167,735 the Company has a working capital deficiency of $140,213.  The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Capital Resources

At December 31, 2004 Anglo Swiss had paid up capital of $11,545,745, representing 50,005,688 common shares without par value, and a deficit of $8,479,677 resulting in a shareholder’s equity (or net assets) of $3,959,764 (2003 - $3,843,615).  Anglo Swiss had a working capital deficiency of $140,213 at December 31, 2004.  The Company raised $518,000 in the first quarter of 2004 in a private placement of 5,180,000 units consisting of 5,180,000 common shares and 5,180,000 warrants to purchase an additional 5,180,000 common shares at $0.15 per share, originally exercisable until March 29, 2005, subsequently extended to September 29, 2005.

The Option Joint Venture Agreement on the Kenville property has one anniversary payment of $35,000 remaining, due on August 29, 2005.  The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and deficit and the Consolidated Schedule of resource Property Costs contained in its Consolidated Financial Statements for December 31, 2004 and 2003 that is available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at April 18, 205 there are 50,055,688 common shares issued and outstanding.  As at April 18, 2005 the following options and share purchase warrants are outstanding:

Number Granted

Price per Share

Expiry Date

Options

Insiders   (4)

1,000,000

$0.10

January 23, 2007

2,200,000

$0.10

February 12, 2009

1,000,000

$0.10

September 28, 2009

Consultants

     (3)

1,125,000

$0.10

February 17, 2008

Total

5,325,000

Warrants

5,180,000

$0.15

September 29, 2005

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report.

Transaction with Related Parties

Anglo Swiss has accounts payable and accrued liabilities of $136,824 at December 31, 2004 (2003 - $135,361) due to directors, organizations controlled by directors.  The Company incurred consulting fees of $60,000 in the year ended December 31, 2004 (2003 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.  The Company paid $35,246 to a law firm in which an officer is a partner of the firm during the year and carries a payable of $67,115 at December 31, 2004 to the same firm.

Subsequent Events to December 31, 2004

McAllister Claim Group

Anglo Swiss Resources Inc. now controls 100% of 31,000 hectares in a single claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.

Anglo Swiss originally staked two adjoining claims in June of 2004 (McAllister & Pipe) and then added the K1 – K4 claims in November.  Initial work focused on the McAllister claim due to its physical attributes recognised from a helicopter.  One specimen was collected and submitted for petrographic analysis.

Iva Fern Option Agreement

The Company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in southeastern British Columbia and complement the existing holdings.

The option to purchase agreement, received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending Feb. 1, 2010.

Warrants Extended

Effective March 24, 2005 the Company has extended the expiration date of 5,180,000 warrants to September 29, 2005.  The warrants were part of a private placement closed March 29, 2004.  Each share purchase warrant now entitles the holder to purchase an additional common share for 15 cents until September 29, 2005.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

During the year ended December 31, 2004, the company granted 3,200,000 stock options to employees, directors and non-employees and the related compensation cost of $147,307 has been recorded in the statement of loss and deficit. In 2003, $47,946 was recorded for the grant of 1,125,000 options.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.

Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF

ANGLO SWISS RESOURCES INC.

“LEN DANARD”

Len Danard, President & CEO

ANNUAL REPORT TO SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2004

The year ended 2004 was quite active for the Company as it successfully raised $518,000 in a non-brokered private placement, acquired a new diamond exploration property and added strength and knowledge to the board of directors by the addition of Glen Macdonald, PGeo.

The Company shares also began being quoted on the Berlin Exchange, quoted in Euro$ under the symbol “AMO”, in February of 2004.  The addition of a European listing, in conjunction with the TSX Venture Exchange (ASW) and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in the efforts in creating greater worldwide exposure for the Company and its Gold and Gemstone properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world.

Anglo Swiss’ current exploration focus is in south-eastern British Columbia as it controls three properties located in the Nelson and Slocan districts; the Kenville Mine property, looking for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones plus a 2000 meter flake graphite discovery); and the recent addition of the 31,000 hectare McAllister property staked for diamond potential.

A 2 kilometer logging road was completed during 2004 at the Kenville property under a Ministry of Energy and Mines work permit and a license to cut from the Ministry of Forestry.  The logging was undertaken to build roads in preparation for trenching and a drill program on a relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be built; all exploration is the responsibility of the optionees, as per the terms and conditions of the OJVA.

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (“Hampton”), entered into in April of 2000, which expired in April of 2003. Hampton has earned a 10% working interest in the staked mineral claims on property to-date; a further 10% is subject to a joint review of the expenditures.  Sufficient work has been undertaken on the staked mineral claims and banked forward to provide the Company control of these 188 mineral claims through 2007.

Anglo Swiss filed a Notice of Work with the ministry to perform drilling and trenching of the alluvial placer claims held within 13 placer claims overlain on the Blu Starr mineral staked claims in the Slocan Valley. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of the McAllister property.

The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.  The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.  A work program for the 2005 season is currently being developed by the Company’s geologist.

Iva Fern Option Agreement

The Company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in southeastern British Columbia and complement the existing holdings.

The option to purchase agreement, received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending Feb. 1, 2010.

Warrants Extended

Effective March 24, 2005 the Company has extended the expiration date of 5,180,000 warrants to September 29, 2005.  The warrants were part of a private placement closed March 29, 2004.  Each share purchase warrant now entitles the holder to purchase an additional common share for 15 cents until September 29, 2005.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its existing working capital, the Company may require additional financing in the future.

For Investor Relations purposes, management maintains a website containing corporate overviews, news releases and relative information in its pursuit of establishing economic concentrations of minerals.  The services of Daimler Partners and CCNMathews are utilized to disseminate all news releases and corporate updates throughout the United States and Canada.  All financials, information circulars and reports are filed electronically with SEDAR, EDGAR and mailed via Canada Post to registered shareholders and those shareholders maintained under National Instrument 54-101.  All documentation is available upon written request.

On behalf of the Board of Directors,

“Len Danard”

President

Anglo Swiss Resources Inc.